UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170121

DIVISION OF
CORPORATION FINANCE

February 2, 2017

Wendy Mahling
Xcel Energy Inc.
wendy.b.mahling@xcelenergy.com

Re: Xcel Energy Inc.

Dear Ms. Mahling:

This is in regard to your letter dated February 2, 2017 concerning the shareholder proposal submitted by Martha H. Davis for inclusion in Xcel Energy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Xcel Energy therefore withdraws its January 13, 2017 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Danielle Fugere
As You Sow
dfugere@asyousow.org

Xcel Energy®
RESPONSIBLE BY NATURE™

Wendy Mahling
Lead Assistant General Counsel
& Assistant Corporate Secretary

414 Nicollet Mall, 401-8
Minneapolis, MN 55401-1993
Phone: 612-215-4671
Fax: 612-215-4544

February 2, 2017

BY E-MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Xcel Energy Inc. – Withdrawal of No-Action Request with Respect to the Shareholder Proposal Submitted by As You Sow, on behalf of Martha H. Davis

Ladies and Gentlemen:

On January 13, 2017, Xcel Energy Inc. (the "Company") submitted a no-action request to the Staff of the Division of Corporation Finance (the "Staff") requesting that the Staff concur with the Company's view that, for the reasons stated in the request, the shareholder proposal requesting a report relating to the risks to the Company's assets of initiatives to limit climate change (the "Proposal") filed by As You Sow, on behalf of Martha H. Davis (the "Proponent"), may be omitted from the proxy materials for the Company's 2017 Annual Meeting of Shareholders.

The Company received notification from the Proponent on February 1, 2017 that the Proponent withdraws the Proposal. Based on the withdrawal of the Proposal by the Proponent, the Company is hereby withdrawing its no-action request. A copy of this letter is being provided to the Proponent. The withdrawal notification from the Proponent is attached as **Exhibit A**.

Please contact me at (612) 330-5500 if I can be of any further assistance in this matter.

Very truly yours,

Wendy B. Mahling

Wendy Mahling
Lead Assistant General Counsel

cc: Scott Wilensky
Judy Poferl
Xcel Energy Inc.

Amelia Timbers
As You Sow
1611 Telegraph Ave., Suite 1450
Oakland, California, 94612
atimbers@asyousow.org

EXHIBIT A

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Februrary 1, 2017

Judy M. Poferl
SVP Corp. Sec. Executive Services Xcel Energy Inc.
414 Nicollet Mall, Suite 500
Minneapolis, Minnesota 55401

Dear Judy,

As You Sow appreciates the constructive relationship we have had with XCEL Energy (the "Company"). Following the dialogue between As You Sow and the Company discussing the Proposal, and recognizing the steps taken by the Company towards reducing its carbon risk and its willingness to provide data and resources to investors regarding its carbon risk, As You Sow agrees to withdraw the Proposal in consideration of XCEL's willingness to continue ongoing dialogues with As You Sow on the following issues:

- Coal Supply Risk
- Carbon Asset Risk
- Coal unit refiring and retirement schedule

In signing XCEL agrees to immediately withdraw its No-Action proposal currently before the SEC.

If the foregoing is acceptable to you, please countersign this letter where indicated below.

As You Sow:

2-1-2017
Date

Danielle Fugere
President
As You Sow

XCEL Energy:

2-2-2017
Date

Judy Poferl
Senior Vice President, Corporate Secretary and Executive Services
XCEL Energy

Scott Wilensky
Executive Vice President and General Counsel

401 Nicollet Mall,
Minneapolis, Minnesota 55401
Phone: 612.330.5942
Fax: 612.215.4504

January 13, 2017

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

VIA E-MAIL

Re: Xcel Energy Inc. – Notice of Intent to Exclude from Proxy Materials Shareholder Proposal of the As You Sow, on behalf of Martha H. Davis

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Xcel Energy Inc., a Minnesota corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2017 Annual Meeting of Shareholders scheduled for May 17, 2017 (the "2017 Proxy Materials"), a shareholder proposal (the "Subsequent Proposal") from As You Sow, on behalf of Martha H. Davis (the "Proponent"). The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action to the Commission if the Company excludes the Subsequent Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (Nov.7, 2008), we have submitted this letter and its attachments to the Commission via e-mail at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to exclude the Subsequent Proposal from its 2017 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

The Company intends to file its 2017 Proxy Materials on or about April 3, 2017.

The Proposal

The Company received the Subsequent Proposal via email at 7:04 p.m. on December 2, 2016. A full copy of the Subsequent Proposal and the accompanying correspondence between the Company and the Proponent is attached hereto as Exhibit A. The Subsequent Proposal reads as follows:

> **THEREFORE BE IT RESOLVED:** Shareholders request that XCEL prepare a report assessing the Company's risk of stranded assets resulting from global climate change and related fossil fuel demand reductions, including a quantitative analysis of potential short and long term financial losses due to its fossil fuel generation facilities being stranded. The report should be at reasonable cost and omit proprietary information.

Basis for Exclusion

The Company hereby respectfully requests that the Staff concur in our view that the Subsequent Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Subsequent Proposal substantially duplicates a shareholder proposal previously submitted to the Company that the Company intends to include in its 2017 Proxy Materials.

Analysis

The Subsequent Proposal May be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Shareholder Proposal That the Company Intends to Include in Its 2017 Proxy Materials.

Under Rule 14a-8(i)(11), a company may exclude a shareholder proposal that substantially duplicates another proposal previously submitted to the company by another proponent that the company intends to include in its proxy materials. The Commission's stated purpose for this exclusion is to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

The Subsequent Proposal substantially duplicates a proposal submitted by the Unitarian Universalist Association (the "UUA Proposal") that was received by the Company via email at 2:16 p.m. on December 2, 2016. When a company receives two substantially duplicative proposals, the Staff has indicated the company must include the first of the proposals received in its proxy materials unless that proposal may otherwise be excluded. *See Great Lakes Chemical*

Corp. (Mar. 2, 1998); *Pacific Gas & Electric Co.* (Jan. 6, 1994). The Company intends to include the UUA Proposal in the 2017 Proxy Materials.

The text of the UUA Proposal reads as follows, and the complete submission from the Unitarian Universalist Association is attached as Exhibit B:

> RESOLVED: Shareholders request that Xcel Energy, with board oversight, publish an assessment (at reasonable cost and omitting proprietary information) of the long-term impacts on Xcel Energy's portfolio, of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre- industrial levels.

The standard the Staff has applied in determining whether a proposal is substantially duplicative of a previously submitted proposal is whether the two proposals have the same "principal thrust" or "principal focus," not whether the proposals have identical wording. *See General Electric Co.* (Dec. 30, 2009). Notably, the Staff has found that differently worded proposals were substantially duplicative when the core issue addressed by both proposals was "an assessment of and report on the risks that the [c]ompany faces as a result of climate change and the [b]oard's related activities." *See Exxon Mobil Corp. (Goodwin)* (Mar. 19, 2010). Like the proposals in the *Exxon Mobil* letter, the Subsequent Proposal does not have the same wording as the UUA Proposal, but does share the same principal focus: both proposals ask the Company to create a report assessing the risks to the Company's assets as a result of initiatives to limit climate change.

The UUA Proposal and the Subsequent Proposal use different language to request information on the risks to the Company's assets of initiatives to limit climate change. The following table sets forth the key elements of the Subsequent Proposal and explains how the UUA Proposal addresses the same elements:

The Subsequent Proposal	The UUA Proposal
The Subsequent Proposal requests a report assessing the Company's "risk of stranded assets"	The UUA Proposal requests a report analyzing risks to "Xcel Energy's portfolio" *The reference to the Company's "stranded assets" is referring to the same thing as the Company's "portfolio" – in both cases, these terms refer to the Company's power generation facilities.*
The Subsequent Proposal focuses on the risk arising from "global climate change and related fossil	The UUA Proposal focuses on the risk arising from "public policies and technological advances that are consistent with limiting global warming"

fuel demand reductions"	*Both proposals focus on the risks arising from initiatives to limit global warming and climate change.*
The Subsequent Proposal requests an assessment of "long term financial losses"	The UUA Proposal requests an assessment of "long-term impacts" on the Company's portfolio and identifies, as examples of such impacts, adjustments to "capital expenditure plans" and "revenue models and rate designs" *Both proposals focus on the financial impact of reductions in the use of coal/fossil fuels and the shift to the greater use of lower carbon technologies.*

The supporting statements for both proposals refer to the Company's current carbon emissions and use of coal for its energy production. Both proposals refer to expansion of renewable energy sources, such as solar and wind. In this regard, both proposals call for the same analysis, which is the impact to the Company of moving away from the use of coal/fossil fuels to more renewable, low carbon technologies.

Though the Subsequent Proposal's language is not identical to the UUA Proposal, it substantially duplicates the UUA Proposal because the primary focus of both proposals is an assessment of the risks to the Company's assets as a result of initiatives to reduce global climate change. The Subsequent Proposal should be excluded so shareholders do not have to consider two substantially identical proposals. Based on the foregoing analysis and the precedents described above, the Company is of the view that the Subsequent Proposal substantially duplicates another proposal that it intends to include in the 2017 Proxy Materials and, therefore, is excludable under Rule 14a-8(i)(11).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Subsequent Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide any additional information and answer any questions regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer prior to the determination of the Staff's final position.

Please feel free to call me at (612) 330-5500 if I can be of any further assistance in this matter.

Thank you for your consideration.

Very truly yours,

XCEL ENERGY INC.

Scott Wilensky
Executive Vice President and
General Counsel

cc: Judy Poferl
Wendy Mahling
Xcel Energy Inc.

Amelia Timbers
As You Sow
1611 Telegraph Ave., Suite 1450
Oakland, California, 94612
atimbers@asyousow.org

Exhibit A

From: Austin Wilson [mailto:awilson@asyousow.org]
Sent: Friday, December 02, 2016 7:04 PM
To: Stoffel, Tara M
Subject: Shareholder Proposal

XCEL ENERGY SECURITY NOTICE: This email originated from an external sender. Exercise caution before clicking on any links or attachments and consider whether you know the sender. For more information please visit the Phishing page on XpressNET.

Ms. Heine,

Please forward this email to Judy M. Poferl, Corporate Secretary.

Please find attached a letter from As You Sow containing a shareholder proposal filed for inclusion in the 2017 proxy statement. A copy has been sent via FedEx overnight.

Please confirm receipt of this proposal.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | (415) 717-0638 (cell)
Fax: (510) 735-8143
Skype: Austin.leigh.wilson
awilson@asyousow.org<mailto:awilson@asyousow.org> |
www.asyousow.org<http://www.asyousow.org/>

~Building a Safe, Just, and Sustainable World since 1992~

Attachments in this message contained active macros which have been removed by Xcel Energy inbound mail rules.

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 2, 2016

Judy M. Poferl
Corporate Secretary
Xcel Energy Inc.
414 Nicollet Mall, Suite 500
Minneapolis, Minnesota 55401

Dear Ms. Poferl:

As You Sow is filing a shareholder proposal on behalf of Martha H. Davis ("Proponent"), a shareholder of Xcel Energy stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from Martha H. Davis authorizing As You Sow to act on her behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required.

We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns. Please contact me at atimbers@asyousow.org.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosures

- Shareholder Proposal
- Martha H. Davis Authorization

WHEREAS: A transition to a low carbon economy is occurring, and action to reduce global demand for carbon-based energy is accelerating. Coal, the most carbon intensive fossil fuel, is a key driver of climate change. Controlling climate change will require a dramatic reduction in coal use, which is likely to result in coal infrastructure being "stranded", i.e., devalued or written off at a loss. The growing risk that fossil fuel infrastructure will be stranded is termed "carbon asset risk." Coal infrastructure can be stranded due to many reasons:

- *Lower-carbon technology deployed at scale.* Hydraulic fracturing and lower costs for solar and wind infrastructure have caused power markets to become more competitive.

- *Large utility customers moving to clean energy.* As of November 2016, 83 companies including Apple, GM, and Walmart made commitments to achieve 100% renewable energy use, creating pressure on utilities to meet demand for clean energy or lose large customers. (RE100).

- *Coal demand decreasing while coal costs rise*. In response to climate change, utilities are rapidly switching from coal to lower carbon fuels, which is reducing coal demand. At the same time, coal production costs are increasing, and are projected to continue rising through 2040. (Annual Energy Outlook, Energy Information Agency, 2016). Reduced coal demand amidst rising costs has decimated coal profitability, as demonstrated by coal company bankruptcies like that of Peabody Energy. As this cycle continues and the coal industry shrinks, coal supply to utilities could be disrupted. Coal supply disruptions could accelerate the stranding of utility coal infrastructure and threaten utilities' ability to deliver reliable power.

Across the U.S., climate change driven market forces such as these have already stranded coal assets. For example, in 2016 AEP posted a $2.3 billion write down, NRG reported a $6.4 billion dollar loss, and FirstEnergy posted a $1.1 billion loss -- all related to uneconomic coal plants.

Though XCEL Energy is taking important and admirable steps to become more sustainable, it still burns the 11th highest amount of coal in the nation and generates the 11th highest amount of carbon pollution. (Benchmarking Utility Air Emissions, Ceres, 2015). Shareholders respectfully request increased transparency as to the scope and potential financial losses carbon asset risk poses to XCEL.

THEREFORE BE IT RESOLVED: Shareholders request that XCEL prepare a report assessing the Company's risk of stranded assets resulting from global climate change and related fossil fuel demand reductions, including a quantitative analysis of potential short and long term financial losses due to its fossil fuel generation facilities being stranded. The report should be at reasonable cost and omit proprietary information.

October 6, 2016

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of October 6, 2016, the undersigned, Martha H. Davis (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with Xcel Energy Inc., and that it be included in the 2017 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of Xcel Energy Inc. stock, with voting rights, for over a year. The Stockholder intends to hold the required amount of stock through the date of the company's annual meeting in 2017.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution, including designating another entity as lead filer and representative of the shareholder. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution, and that the media may mention the Stockholder's name related to the resolution.

Sincerely,

Martha H. Davis

Martha H. Davis

charles SCHWAB

December 15, 2016

Martha Davis

FISMA & OMB Memorandum M-07-16

Account #: ***FISMA & OMB Memorandum M-07-16***
Questions: Please call Schwab Alliance at 1-800-515-2157.

Dear Martha,

This letter is to confirm that Charles Schwab & Co. Holds as custodian for the above account 600 shares of Xcel Energy Inc. (XEL) common stock. These 600 shares have been held in account continuously for at least one year prior to and including 12/02/2016.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company as custodian for the registration listed above.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future.

Sincerely,
Sarah Zohfeld
CORE SERVICE WEST DENVER
9800 Schwab Way
Englewood, CO 80112-3441

Independent investment advisors are not owned by, affiliated with, or supervised by Charles Schwab & Co., Inc. ("Schwab").

Schwab Advisor Services™ serves independent investment advisors, and includes the custody, trading, and support services of Schwab.

Exhibit B

From: Susan Helbert [mailto:SHelbert@uua.org]
Sent: Friday, December 02, 2016 2:16 PM
To: Corporate Secretary
Subject: Unitarian Universalist Association Shareholder Proposal

---

XCEL ENERGY SECURITY NOTICE: This email originated from an external sender. Exercise caution before clicking on any links or attachments and consider whether you know the sender. For more information please visit the Phishing page on XpressNET.

Good afternoon-

Attached you will find the shareholder proposal from the Unitarian Universalist Association.

Please confirm receipt.

Best-

Susan D. Helbert | Assistant to the Treasurer
Phone (617) 948-4306 | shelbert@uua.org
uua.org | uucef.org

UNITARIAN UNIVERSALIST ASSOCIATION

Our work is made possible by congregations' generous gifts to the Annual Program Fund and individual friends like you. Please consider making a gift today!

Attachments in this message contained active macros which have been removed by Xcel Energy inbound mail rules.

By Overnight and Email
CorporateSecretary@xcelenergy.com

December 2, 2016

Ms. Judy M. Poferl
Senior Vice President and Corporate Secretary
Xcel Energy, Inc.
414 Nicollet Mall
Minneapolis, MN 55401

Re: Shareholder proposal

Dear Ms. Poferl:

UNITARIAN UNIVERSALIST ASSOCIATION

Timothy Brennan
Treasurer and Chief Financial Officer

The Unitarian Universalist Association (UUA), a holder of 6,138 shares of Xcel Energy, Inc., is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. We request that Xcel Energy, with board oversight, publish an assessment (at reasonable cost and omitting proprietary information) of the long-term impacts on Xcel Energy's portfolio, of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels.

The Unitarian Universalist Association (UUA) is a faith community of more than 1000 self-governing congregations that brings to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been forces in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $172 million, the earnings from which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the long-term value of our investments.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting

24 Farnsworth Street, Boston MA 02210-1409 | P (617) 742-2100 | F (617) 948-6475

uua.org

Verification that we are beneficial owners of the requisite shares of Xcel Energy, Inc. will be provided upon request. If you have questions or wish to discuss the proposal, please contact me at 617-948-4305 or tbrennan@uua.org.

Yours very truly,

Timothy Brennan

Enclosure: Shareholder resolution

2 Degree Scenario Analysis

WHEREAS:

In November 2016 the Paris Agreement entered into force and its goal of keeping global temperature rise well below 2 degrees Celsius will begin to shape national policy decisions. To meet this goal the International Energy Agency estimates that the global average carbon intensity of electricity production will need to drop by 90 percent. As long-term shareholders, we would like to understand how Xcel Energy is planning for the risks and opportunities presented by global efforts to keep global temperatures within acceptable boundaries.

In June 2016, the credit rating agency Moody's indicated that they would begin to analyze carbon transition risk based on scenarios consistent with the Paris Agreement, and noted the high carbon risk exposure of the power sector.

Rapid expansion of low carbon technologies including distributed solar, battery storage, grid modernization, energy efficiency and electric vehicles provide not only challenges for utility business models but also opportunities for growth. Many large corporations are actively seeking to increase their use of renewable energy, providing a significant market opportunity for forward-thinking utilities. The International Energy Agency and the International Council on Clean Transportation forecast that electrification of transport will play a critical role in achieving the necessary greenhouse gas reductions by 2050.

Xcel Energy is the 8th largest $CO2$ emitter in the U.S. According to a recent report from the Investor Responsibility Research Center, Xcel Energy stands out for its disclosure of its incentive structure targeted at environmental issues against peers. However, our company also is among those generating companies with the highest emissions intensity and uses coal for more than half of its energy. As investors, we need to understand the company's long term strategy or plan to decarbonize in ways that are consistent with the Paris Climate Agreement or a 2 Degree Scenario.

A 2 degree scenario analysis of our company's current generation and future plans will generate a more complete picture of current and future risks and opportunities than business as usual planning. By assessing the impact of a 2 degree scenario on Xcel Energy's full portfolio of power generation assets and planned capital expenditures through 2040, including the financial risks associated with such scenarios, Xcel Energy can better plan for future regulatory, technological and market changes.

RESOLVED: Shareholders request that Xcel Energy, with board oversight, publish an assessment (at reasonable cost and omitting proprietary information) of the long-term impacts on Xcel Energy's portfolio, of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels.

Supporting Statement: This report could include:

- How the Company could adjust its capital expenditure plans to align with a two degree scenario; and
- Plans to integrate technological, regulatory and business model innovations such as electric vehicle infrastructure, distributed energy sources (storage and generation), demand response, smart grid technologies, and customer energy efficiency as well as corresponding revenue models and rate designs.